UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RELYPSA, INC.

(Name of Subject Company (issuer))

VIFOR PHARMA USA INC.

(Offeror)

A Wholly-Owned Subsidiary of

GALENICA AG

(Ultimate Parent Entity of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK	75931106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Oliver Kronenberg

Group General Counsel

Galenica AG

Untermattweg 8-P.O. Box

CH-3027 Bern, Switzerland

+41.58.852.81.11

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew Levine

Jeffrey Symons

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3939

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Vifor Pharma USA Inc. (“Purchaser”), an indirect wholly owned subsidiary of Galenica AG (“Galenica”), for any and all of the outstanding shares of common stock, par value $0.001 per share, of Relypsa, Inc. (“Relypsa”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 20, 2016, by and among Galenica, Purchaser and Relypsa.

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares of Relypsa’s common stock. The tender offer referenced in the attached exhibits has not yet commenced. Upon commencement of the tender offer, Galenica and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other related documents, and, therafter, Relypsa will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Galenica, Purchaser and Relypsa intend to mail these documents to the shareholders of Relypsa. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND RELYPSA SHAREHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Shareholders of Relypsa will be able to obtain a free copy of these documents (when they become available) and other documents filed by Relypsa, Galenica or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders of Relypsa may obtain a free copy of these documents (when they become available) by (i) contacting Mackenzie Partners, Inc., the information agent for the tender offer, toll-free at 1-800-322-2885, or call collect at +1-212-929-5500 or by email to tenderoffer@mackenziepartners.com or (ii) visiting the “Investors” section of Relypsa’s website at http://investor.relypsa.com.

Exhibit Index

Exhibit	Description

99.1	Press Release issued by Galenica on July 21, 2016

99.2	Joint Press Release issued by Relypsa and Galenica on July 21, 2016

99.3	Investor Presentation presented on Galenica Analyst Conference Call on July 21, 2016

99.4	Presentation presented at meeting for employees of Relypsa on July 21, 2016